Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

For all Customers

We are pleased to announce that ChoiceOne Financial Services, Inc., parent company of ChoiceOne Bank and Lakestone Bank & Trust, and Community Shores Bank Corporation, parent company of Community Shores Bank, signed a definitive merger agreement pursuant to which ChoiceOne Financial Services, Inc. will acquire Community Shores Bank Corporation. The transaction is expected to close in the second quarter of 2020, subject to the satisfaction of customary closing conditions, including receipt of shareholder approval from Community Shores shareholders and receipt of regulatory approvals.

Following completion of the transaction, ChoiceOne Financial Services, Inc. will be an approximate $1.5 billion asset bank holding company with 33 offices in West and Southeastern Michigan. Joining forces with Community Shores is a natural geographical and cultural fit for ChoiceOne. It allows ChoiceOne to extend our footprint into Muskegon and Ottawa counties and enhance the commitment that both Community Shores and ChoiceOne have to our Michigan customers and communities.

Our press release announcing the transaction is attached for more details. This transition will take time. Bank as you normally would. It is important that you confirm that your contact information is up to date – so you do not miss any important messages from us. We will continue to update you as we move closer to the conversion. Thank you for banking with us. We look forward to serving you with the same comprehensive products, local decisions and exceptional service.

For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the press release enclosed with this email.

www.choiceone.com/pressrelease